Exhibit 99.6

COMMENTS BY SHAREHOLDERS’ AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 (b) to the consolidated financial statements. Our report to the shareholders dated February 21, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG llp
Chartered Accountants

Toronto, Canada
February 21, 2005